UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________
FORM 11-K
____________________________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(a) OF THE SECURITIES AND EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from              to

Commission File Number 001-35871

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Westbury Bank 401(K) Profit Sharing Plan
200 South Main Street
West Bend, WI 53095

B.    Westbury Bank
200 South Main Street
West Bend, WI 53095

Westbury Bank 401(k) Profit Sharing Plan

Contents
Report of Independent Registered Public Accounting Firm - 2016	1
Report of Independent Registered Public Accounting Firm - 2015	2

Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-11
Schedule H, line 4i Schedule of Assets (Held at End of Year)	12
Exhibit Index
23.1 Consent of Independent Registered Public Accounting Firm - 2016	13
23.2 Consent of Independent Registered Public Accounting Firm - 2015	14

Report of Independent Registered Public Accounting Firm

Audit Committee
Westbury Bank 401(k) Profit Sharing Plan
West Bend, Wisconsin

We have audited the accompanying statement of net assets available for benefits of Westbury Bank 401(k) Profit Sharing Plan (the Plan) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Westbury Bank 401(k) Profit Sharing Plan as of December 31, 2016, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP
Milwaukee, Wisconsin
June 27, 2017

Report of Independent Registered Public Accounting Firm

To the 401(k) Plan Sponsor Committee
Westbury Bank 401(k) Profit Sharing Plan
West Bend, Wisconsin

We have audited the accompanying statement of net assets available for benefits of Westbury Bank 401(k) Profit Sharing Plan (the Plan) as of December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

RSM US LLP
Indianapolis, Indiana
June 21, 2016

Westbury Bank 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets

Investments at fair value:
Shares of registered investment companies	$8,764,053	$7,211,693
Shares of company stock - unitized	1,019,240	823,250
Collective investment trust	649,864	676,245
	10,433,157	8,711,188
Receivables:
Notes receivable from participants	2,103	7,613
	2,103	7,613

Net assets available for benefits	$10,435,260	$8,718,801

See Notes to Financial Statements.

Westbury Bank 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2016

Investment income:
Net appreciation in fair value of investments	$635,633
Dividends	315,945
Total investment income	951,578

Interest income on notes receivable from participants	181
Contributions:
Participant	520,505
Employer	218,673
Rollovers	535,177
Total contributions	1,274,355

Total investment income and contributions	2,226,114
Deductions
Benefits paid to participants	471,942
Administrative expenses	37,713
Total deductions	509,655

Net increase	1,716,459

Net assets available for benefits:
Beginning of year	8,718,801

End of year	$10,435,260

See Notes to Financial Statements.

Westbury Bank 401(k) Profit Sharing Plan
Notes to Financial Statements

Note 1. Description of Plan

The following description of the Westbury Bank 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all employees of Westbury Bank (the Company) who, effective January 1, 2016, have completed 30 days of service and are age 21 or older. The Plan was effective January 1, 1985 and restated January 1, 2016. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to the maximum percentage allowable, not to exceed certain limits, as defined in the Plan, and provided these contributions will not cause the Plan to exceed the discrimination limits. If participant contributions cause the Plan to exceed the 401(k) discrimination limits, excess contributions will be refunded to participants. The Plan has an automatic deferral feature whereby the Company automatically withholds 3% of compensation from eligible employees each payroll period and contributes that amount to the Plan as an elective deferral unless the employee makes a contrary election. The automatic deferral increases one percent each year until six percent is reached. Participants who have reached age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company has elected to make a safe harbor matching contribution equal to 100 percent of participant contributions up to the first 1 percent of participant compensation contributed to the Plan plus 50 percent of the next 5 percent of participant compensation contributed to the Plan. The Company may also contribute, on a discretionary basis, a profit sharing contribution. For 2016, the Company made no such profit sharing contribution. Contributions are subject to certain limitations.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their account plus actual earnings thereon is based on years of continuous service. For pre-2010 matching and pre-2010 and post-2010 discretionary contributions, a participant is 100 percent vested after six years of credited service on a six year graded schedule, upon death, total disability, or attainment of age 65. For safe harbor contributions, which began in 2010, a participant is 100 percent vested after two years of credited service, upon death, total disability or attainment of age 65.

Investment Options: Upon enrollment in the Plan, participants may direct the investment of their account balances into a variety of investment options as more fully described in the Plan’s literature. Participants may change their investment options at any time, with certain limitations.

Notes Receivable from Participants: Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50 percent of their vested account balance. Participants may not have more than one note outstanding at one time. Notes are secured by the balance in the participant’s account and bear interest at one percent above the prime rate, fixed at the date the loan is originated. Interest rates on all loans were 4.75 percent at December 31, 2016. Note maturities shall not exceed five years, except for the purchase of a primary residence which has a maximum term of fifteen years. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits: On termination of service due to death, disability, retirement, or termination, a participant may elect to receive an amount equal to the participant’s vested account balance. All distributions from the Plan will be made either as a lump-sum payment of the vested account balance, installment payments for a specified term, not to exceed the assumed life expectancy, or ad hoc

Westbury Bank 401(k) Profit Sharing Plan
Notes to Financial Statements

distributions whereby a participant may request a distribution for some or all of their vested account balance. In-service and hardship withdrawals are also permitted as specified in the plan agreement.

Forfeited Accounts: There were no forfeited, non-vested accounts at December 31, 2016 and 2015. Forfeited, non-vested accounts are used to reduce future employer contributions. During 2016, employer contributions were reduced by approximately $5,500 from forfeited, non-vested accounts.

Note 2. Summary of Accounting Policies

Basis of Accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The 401(k) Plan Sponsor Committee determines the Plan’s valuation policies utilizing information provided by the investment custodian. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based on the terms of the Plan document.

Notes receivable from participants have been classified as an investment asset for Form 5500 reporting purposes, and, accordingly have been included as an investment in supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year).

Payment of Benefits: Distributions are recorded when paid.

Payment of Administrative Expenses: All administrative expenses are paid by the plan and allocated proportionately to participant accounts.

Note 3. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of fair value hierarchy under ASC 820 are described below:

Westbury Bank 401(k) Profit Sharing Plan
Notes to Financial Statements

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include:
•    Quoted prices for similar assets or liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Inputs other than quoted prices that are observable for the asset or liability;
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Shares of Registered Investment Companies: Valued at the daily closing price as reported by the fund. The funds held by the Plan are open-end funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The funds held by the Plan are deemed to be actively traded.

Shares of Company Stock: Shares of Westbury Bancorp, Inc. common stock are held in a unitized fund, which means that participants do not own shares of the Company's stock directly but rather own an interest in a unitized fund. The fund consists of Westbury Bancorp, Inc. common stock and a cash equivalent for liquidity purposes. The fund is valued using the quoted market price of the stock, plus the value of any cash equivalent.

Collective Investment Trust: Collective investment trust is a stable value fund that is composed primarily of fully benefit-responsive investment contracts that is valued based on the NAV of units of the collective investment trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based upon the fair value of the underlying investments comprising the trust less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Westbury Bank 401(k) Profit Sharing Plan
Notes to Financial Statements

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2016 and 2015:

	2016
Asset Category	Level 1	Level 2	Level 3	Total

Shares of registered investment companies	$8,764,053	$—	$—	$8,764,053

Shares of company stock - unitized	1,019,240	—	—	1,019,240
Total investments in the fair value hierarchy	$9,783,293	$—	$—	9,783,293

Investments measured at net asset value				649,864

Total investments at fair value				$10,433,157

	2015
Asset Category	Level 1	Level 2	Level 3	Total

Shares of registered investment companies	$7,211,693	$—	$—	$7,211,693

Shares of company stock - unitized	823,250	—	—	823,250
Total investments in the fair value hierarchy	$8,034,943	$—	$—	8,034,943

Investments measured at net asset value				676,245

Total investments at fair value				$8,711,188

The following tables summarize investments measured at fair value based on NAV per share practical expedient as of December 31, 2016 and 2015:

	2016
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period
Asset Category:
Collective investment trust:
Stable Value	$649,864	$—	Immediate	365 days (a)

	2015
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period
Asset Category:
Collective investment trust:
Stable Value	$676,245	$—	Immediate	365 days (a)

Westbury Bank 401(k) Profit Sharing Plan
Notes to Financial Statements

(a)    Applicable only to Plan Sponsor initiated withdrawals.

Changes in Fair Value Levels
To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

Plan management evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2016, there were no transfers between levels.

Note 4. Related-Party Transactions

The Plan paid all significant administrative expenses in 2016. Total expenses paid by the Plan during 2016 to Newport Trust Company, the current trustee, and Newport Group, the current recordkeeper, were approximately $8,000 and $29,400, respectively. Certain accounting and administrative functions are performed by officers or employees of the Company for which no compensation is received from the Plan. Additionally, a portion of the Plan's assets are invested in common stock of the Company. All investment in the common stock of the Company is at the discretion of the participant. These transactions are allowable party-in-interest transactions under ERISA regulations.

Note 5. Income Tax Status

The Company has adopted a prototype non-standardized 401(k) plan sponsored by Newport Retirement Services, Inc. The prototype plan has received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by this Plan. The Plan has been amended since the prototype plan received the opinion letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Note 6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2016	2015

Net assets available for benefits per the financial statements:	$10,435,260	$8,718,801
Shares of registered investment companies	—	(5,092)

Net assets available for benefits per Form 5500	$10,435,260	$8,713,709

Westbury Bank 401(k) Profit Sharing Plan
Notes to Financial Statements

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2016 to Form 5500:

Net increase in net assets available for benefits per the financial statements:	$1,716,459
Investment income	5,092

Net increase in net assets available for benefits per the Form 5500	$1,721,551

Note 8. Subsequent Events

The Plan Administrator has evaluated subsequent events through the date the financial statements were issued.

	Westbury Bank 401(k) Profit Sharing Plan

	EIN: 39-0698030
	Plan Number: 002

	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	December 31, 2016
		Description of Investment, Including
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,		Current
	Lessor or Similar Party	Par or Maturity Value	Cost	Value
		Shares of registered investment companies:
	Artisan Funds	Global Value Fund - A	*	$380,742
	Blackrock	Global Allocation Fund - A	*	653,175
	Columbia	Small Cap Index R5	*	365,090
	Dodge & Cox	Stock Fund	*	716,143
	Dodge & Cox	Income Fund	*	464,624
	Dodge & Cox	International Stock Fund - A	*	356,267
	JP Morgan	SmartRetire Target 2020 Fund	*	93,832
	JP Morgan	SmartRetire Target 2030 Fund	*	264,587
	JP Morgan	SmartRetire Target 2040 Fund	*	136,469
	JP Morgan	SmartRetire Target 2050 Fund	*	52,431
	JP Morgan	SmartRetire Income Fund	*	20,713
	Oakmark	Equity and Income Fund - I	*	849,473
	Oppenheimer	Developing Markets Y	*	120,497
	T. Rowe Price	Mid-Cap Value Fund	*	484,060
	T. Rowe Price AM Growth	New AM Growth	*	589,038
	T. Rowe Price	New Era Fund	*	278,360
	T. Rowe Price	Capital Appreciation Fund	*	1,106,600
	Templeton	Global Bond Fund	*	352,339
	Undiscovered	Manager Behavioral-VL	*	210,546
	Vanguard	Inflation Protected Securities Fund	*	251,457
	Vanguard	500 Index Fund	*	253,943
	Vanguard	Mid Cap Index Fund	*	481,652
	Vanguard	REIT Index ADM	*	282,015
				8,764,053
		Common stock:
***	Westbury Bancorp, Inc.	Westbury Bancorp, Inc. Unitized Stock	*	1,019,240
		Collective investment trust:
	Wells Fargo	Stable Value Fund	*	649,864
**	Participants	Notes receivable from participants (interest rate
		at 4.75%; maturing May 2017 through December 2018)	*	2,103
				$10,435,260
*	Not applicable for participant-directed investments.
**	This investment is presented at contract value to be consistent with the presentation in the Form 5500 filing.
***	Investment with party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Westbury Bank 401(k) Profit Sharing Plan

Date:	June 27, 2017	By:	/s/ Kirk J. Emerich
Kirk J. Emerich, Plan Administrator